Exhibit 99.1

Borr Drilling Limited – Q4 2024 Presentation

Please find enclosed the presentation of Borr Drilling Limited’s fourth quarter 2024 results to be held on the webcast/conference call at 15:00 CET (9:00 AM New York time) on February 20, 2025.

In order to listen to the presentation, you may do one of the following:

a)    Webcast

To access the webcast, please go to the following link:

https://edge.media-server.com/mmc/p/opm27qfq

b)    Conference Call

Please use this link to register for the conference call,

https://register.vevent.com/register/BI1cafb9bb355a47508fc101ad53e123d3

Participants will then receive dial-in details on screen and via email and can then choose to dial in with their unique pin or select "Call me" and provide telephone details for the system to link them automatically.

Replay stream:

When the call is complete, participants can stream the replay of the call by clicking this link:

https://edge.media-server.com/mmc/p/opm27qfq